Exhibit 14.1

ATEL 12, LLC

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER AND
CHIEF FINANCIAL AND OPERATING OFFICER

A. SCOPE

This Code of Ethics is applicable to ATEL 12, LLC (“Fund 12”), including the Chief Executive Officer and Chief Financial Officer and Chief Operating Officer of its Manager, ATEL Financial Services, LLC (“AFS”), or persons acting in such capacity (collectively the “Covered Officers”) on behalf of Fund 12, referred to herein as the “Company.”

Accordingly, under the Securities and Exchange Commission’s interpretation of its disclosure rules, the Board of Directors of AFS, functions as the de facto audit committee for the Company with respect to all procedural and disclosure requirements applicable to audit committees under Securities and Exchange Commission rules. The Board of Directors shall have oversight responsibility over the activities of the Company for purposes of this Code of Ethics.

B. PURPOSE

The Company is proud of the values with which it conducts business. It has and will continue to uphold the highest levels of business ethics and personal integrity in all types of transactions and interactions. To this end, this Code of Ethics serves to (1) emphasize the Company’s commitment to ethics and compliance with the law; (2) set forth basic standards of ethical and legal behavior; (3) provide reporting mechanisms for known or suspected ethical or legal violations; and (4) help prevent and detect wrongdoing. This Code of Ethics is intended to augment and supplement the standard of ethics and business conduct expected of all Company employees, and its limitation to Covered Officers is not intended to limit the obligation of all Company employees to adhere to the highest standards of business ethics and integrity in all transactions and interactions conducted while in the Company’s employ.

Given the variety and complexity of ethical questions that may arise in the course of business of the Company, this Code of Ethics serves only as a rough guide. Confronted with ethically ambiguous situations, the Covered Officers should remember the Company’s commitment to the highest ethical standards and seek independent advice, where necessary, to ensure that all actions they take on behalf of the Company honor this commitment.

C. ETHICS STANDARDS

1. Honest and Ethical Conduct

The Covered Officers shall behave honestly and ethically at all times and with all people. They shall act in good faith, with due care, and shall engage only in fair and open competition, by treating ethically competitors, suppliers, customers, and colleagues. They shall not misrepresent facts or engage in illegal, unethical, or anti-competitive practices for personal or professional gain.

2. Conflicts of Interest

This fundamental standard of honest and ethical conduct extends to the handling of conflicts of interest. The Covered Officers shall avoid any actual, potential, or apparent conflicts of interest with the Company, and any personal activities, investments, or associations that might give rise to such conflicts. They shall not compete with or use the Company, for personal gain, self-deal, or take advantage of any corporate opportunities. They shall act on behalf of the Company free from improper influence or the appearance of improper influence on their judgment or performance of duties. A Covered Officer shall disclose any material transaction or relationship that reasonably could be expected to give rise to such a conflict to the Company’s General Counsel or a member of the Company’s Board of Directors. No action may be taken with respect to such transaction or party unless and until the Company’s Board of Directors has approved such action.

Notwithstanding the foregoing, it is understood, as fully disclosed in the offering documents for the Company, that AFS as managing member of the Company has certain inherent conflicts of interest. The provisions of the Company’s Operating Agreement have been drafted to address the obligations, restrictions and limitations on the power and authority of AFS to manage the Company’s affairs, including restrictions prohibiting or limiting the terms of any transactions in which conflicts of interest may arise. Furthermore, AFS has a fiduciary duty to the Company as its manager. It is therefore expressly understood by the Company and the Covered Officers that any and all actions by AFS and its personnel that comply with the provisions of the Company’s Operating Agreement, and which are consistent with AFS’s fiduciary duty to the Company, will not be considered material transactions or relationships which require disclosure or reporting under this Code of Ethics.

3. Timely and Truthful Disclosure

In reports and documents filed with or submitted to the Securities and Exchange Commission and other regulators by the Company and in other public communications made by the Company, the Covered Officers shall make disclosures that are full, fair, accurate, timely, and understandable. The Covered Officers shall provide thorough and accurate financial and accounting data for inclusion in such disclosures. The Covered Officers shall not knowingly conceal or falsify information, misrepresent material facts, or omit material facts necessary to avoid misleading the Company’s independent public auditors or investors.

4. Legal Compliance

In conducting the business of the Company, the Covered Officers shall comply with applicable governmental laws, rules, and regulations at all levels of government in the United States and in any non-U.S. jurisdiction in which the Company does business, as well as applicable rules and regulations of self-regulatory organizations of which the Company is a member. If the Covered Officer is unsure whether a particular action would violate an applicable law, rule, or regulation, he or she should seek the advice of inside counsel (if available), and, where necessary, outside counsel before undertaking it.

D. VIOLATIONS OF ETHICAL STANDARDS

1. Reporting Known or Suspected Violations

The Covered Officers will promptly bring to the attention of the Company’s General Counsel or the Board of Directors any information concerning a material violation of any of the laws, rules or regulations applicable to the Company and the operation of its businesses, by the Company or any agent thereof, or of violation of this Code of Ethics. The Company’s General Counsel will investigate reports of violations and the findings communicated to the Company’s Board of Directors.

2. Accountability for Violations

If the Company’s Board of Directors determines that this Code of Ethics has been violated, either directly, by failure to report a violation, or by withholding information related to a violation, it may discipline the offending Covered Officer for non-compliance with penalties up to and including termination of employment. Violations of this Code of Ethics may also constitute violations of law and may result in criminal penalties and civil liabilities for the offending Covered Officer and the Company.